Exhibit 12

Discover Financial Services

Ratio of Earnings to Fixed Charges

(dollars in millions)

	For the Years Ended November 30,
	2007	2006	2005	2004	2003
Earnings:
Income before income tax expense	945	1,582	924	1,219	1,027
Losses from unconsolidated investees	4	3	2	2	—
Fixed charges(1)	1,387	946	782	652	795

Income before income tax expense and fixed charges	2,336	2,531	1,708	1,873	1,822

Fixed Charges:
Total interest expense	1,382	940	776	648	790
Interest factor in rents	5	5	5	4	6

Total fixed charges	1,387	946	782	652	795

Ratio of earnings to fixed charges	1.7	2.7	2.2	2.9	2.3

(1)	Fixed charges consist of interest expense and our estimated interest portion of rental expense.